FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                         By: /s/David Patterson/s/

COASTPORT CAPITAL INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Coastport Capital Inc. are the responsibility of the Company’s management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada, which have been reconciled to accounting principles generally accepted in the United States of America as set out in Note 9, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee which is composed primarily of non-management directors. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by Smythe Ratcliffe, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Laurie W. Sadler” (signed)
____________________________________
Laurie W. Sadler
President and Chief Executive Officer

April 20, 2005

SmytheRatcliffe.com
TH FLOOR, MARINE BUILDING

355 BURRARD STREET

VANCOUVER, B.C. V6C 2G8

FACSIMILE: 604.688.4675
TELEPHONE: 604.687.1231
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF COASTPORT CAPITAL INC. (An Exploration Stage Company)

We have audited the balance sheet of Coastport Capital Inc. (an exploration stage company) as at December 31, 2004 and the related statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in Note 9 to the financial statements.

The financial statements as at December 31, 2003 and for the two years then ended were audited by another auditor who expressed an opinion without reservation on those statements in his report dated March 11, 2004.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, British Columbia
April 20, 2005

COMMENTS BY AUDITORS FOR US READERS

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses over the past three fiscal years and must raise significant capital to develop its business and to fund operating costs. These matters raise substantial doubt about the Company’s ability to continue as a going-concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, British Columbia
April 20, 2005

COASTPORT CAPITAL INC.

(An Exploration Stage Company)

BALANCE SHEETS

December 31

(Expressed in Canadian Dollars)

	2004	2003

ASSETS

CURRENT
Cash and cash equivalents	$628,348	$195,737
Amounts receivable	12,304	2,114

TOTAL CURRENT ASSETS	640,562	197,851

MINERAL PROPERTY INTERESTS (Note 3)	241,078	-

TOTAL ASSETS	$881,730	$197,851

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$251,910	$11,269

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 4)	841,916	201,831

CONTRIBUTED SURPLUS (Notes 4(b) and (e))	165,578	137,114

DEFICIT	(377,674)	(152,363)

TOTAL SHAREHOLDERS’ EQUITY	629,820	186,582

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$881,730	$197,851

APPROVED BY THE DIRECTORS
“Laurie W. Sadler” (signed)
Director - Laurie W. Sadler

“Leonard C. Dennis” (signed)
Director - Leonard C. Dennis

See Accompanying Notes to the Financial Statements

COASTPORT CAPITAL INC.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the Years Ended December 31

(Expressed in Canadian Dollars)

	2004	2003	2002

EXPENSES

Business investigation
Consultants	$-	$44,363	$15,000
Deposit	-	25,000	-
Legal	-	16,363	-
Regulatory fees	-	2,729	-

	-	88,455	15,000
General and administrative
Legal	97,919	10,156	790
Consulting	43,595	-	2,675
Stock-based compensation (Note 4(e))	28,464	--	-
Regulatory fees	18,139	3,690	3,760
Audit and accounting	17,925	5,604	4,328
Investor relations, travel and promotion	14,556	-	-
Office and miscellaneous	4,360	901	1,393
Transfer agent	3,234	4,792	2,726
Shareholder information	497	2,921	-
Less: interest income	(3,378)	(5,073)	(7,331)

LOSS FOR THE YEAR	225,311	111,446	23,341

DEFICIT, BEGINNING OF YEAR	152,363	40,917	17,576

DEFICIT, END OF YEAR	$377,674	$152,363	$40,917

BASIC AND DILUTED LOSS PER COMMON SHARE	$0.05	$0.05	$0.01

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	4,319,016	2,160,000	3,575,136

See Accompanying Notes to the Financial Statements

COASTPORT CAPITAL INC.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31

(Expressed in Canadian Dollars)

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(225,311)	$(111,446)	$(23,341)
Items not affecting cash:
Stock-based compensation	28,464	-	-

Net change in non-cash working capital items:
Amounts receivable	(10,190)	2,055	(1,407)
Accounts payable and accrued liabilities	5,731	4,800	3,325

TOTAL CASH USED FOR OPERATING ACTIVITIES	(201,306)	(104,591)	(21,423)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	640,085	-	24,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests	(241,078)	--	-
Accounts payable and accrued liabilities related to mineral property interests	234,910	-	-
Deferred costs	-	7,539	(7,539)

TOTAL CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(6,168)	7,539	(7,539)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	432,611	(97,052)	(4,962)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	195,737	292,789	297,751

CASH AND CASH EQUIVALENTS, END OF YEAR	$628,348	$195,737	$292,789

Supplemental disclosure relating to cash flows:

There were no non-cash transactions during the years ended December 31, 2004 and 2003.

Other cash flow information:

Interest received	$1,203	$2,959	$7,040
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

See Accompanying Notes to the Financial Statements

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on April 14, 2000 pursuant to the Alberta Business Corporations Act.

The Company was a capital pool company established under the policies of the TSX Venture Exchange (the “Exchange”). As a capital pool company, the Company’s principal business was the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein.

The Company was unable to complete a Qualifying Transaction within the time limits permitted pursuant to the policies of the Exchange. The Company therefore elected to transfer its listing from the Exchange to the NEX Board (“NEX). On December 19, 2003 the Company received shareholder approval for the transfer of its listing to NEX as well as the cancellation of all its existing escrow common shares and the consolidation of its shares on a one new for three old basis. The Company completed its transfer to NEX and trading of its securities was resumed effective February 16, 2004.

Pursuant to Policy 2.6 of the Exchange, the Company was required to complete a Reactivation which met the applicable Exchange requirements, in order for its securities to be re-listed on the Exchange.

On July 20, 2004, the Company entered into an option agreement, its Qualifying Transaction, to acquire a 50% interest in the San Ramon mineral property, located in south-central Nicaragua in consideration of incurring an aggregate of US$2,000,000 in exploration expenditures on the property by July 1, 2006. On October 29, 2004, this transaction was approved by the Exchange and trading of its shares resumed on the Exchange on November 2, 2004. The Company’s trading symbol remains unchanged as “CPP”.

In late November, 2004, the Company commenced exploration of the San Ramon gold project and has not yet determined whether these mineral property interests contain ore reserves that are economically recoverable. The Company is considered to be in the exploration stage. The recoverability of the amounts shown for mineral property interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2004, the Company reported a net loss of $225,311 (2003 - $111,446; 2002 - $23,341) and had an accumulated deficit of $377,674. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Financial Instruments

The fair value of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.

The Company is exposed to credit risk with respect to its cash. Cash and cash equivalents have been placed with a major Canadian financial institution.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments (“Section 3870”) whereby all stock based payments to non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock based payments are vested or the awards or rights are granted.

For the years ended December 31, 2003 and 2002, the Company applied the intrinsic value-based method, which recognizes compensation cost for awards to directors and employees only when the market price exceeds the exercise price at the date of grant but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. For the year ended December 31, 2004, the Company has retroactively adopted the fair value method for measuring compensation.

Any consideration paid by the option holders to purchase shares is credited to share capital.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consists of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consists of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. Management’s determination for impairment is based on: 1) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; 2) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at December 31, 2004, management believes there was no impairment relating to the mineral property interests.

The recorded cost of mineral property interests is based on cash paid and the assigned value of share consideration issued (where shares are issued) for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”), Section 3110 “Asset Retirement Obligations”. This statement establishes standards for accounting for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.

Impairment of long-lived assets

The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

Income taxes

Future income tax expense is determined using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the effects of potential issuances of shares under options would be anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. MINERAL PROPERTY INTERESTS

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to its properties is in good standing. The properties in which the Company has committed to earn an interest are located in Nicaragua, and the Company is therefore relying on title opinion by legal counsel who is basing such opinion on the laws of Nicaragua.

Pursuant to an option agreement dated July 20, 2004 the Company was granted an option to acquire a 50% interest in a mineral property located in north-central Nicaragua from Radius Gold Inc. (“Radius”). The mineral property consists of three exploration concessions totaling 10,304.27 hectares. To earn a 50% interest in the property, the Company will be required to incur exploration expenses in the aggregate of at least US$2,000,000 on the property by July 1, 2006 as follows:

I.	At least Cdn $200,000 by December 1, 2004;
II.	At least Cdn $330,000, in aggregate, by February 1, 2005;
III.	At least US$1,000,000, in aggregate, by December 31, 2005; and
IV.	At least US$2,000,000, in aggregate, by July 1, 2006.

Radius’ interest in the property is held pursuant to the terms of an underlying option agreement with the Landowner whereby Radius has the right to acquire a 70% interest in the property upon making cash payments in the aggregate of US$475,000 (US$225,000 paid) and incurring an aggregate of US$2,000,000 in exploration expenditures on the property by February 6, 2007. The Company had agreed to be bound by the terms of this underlying agreement. Upon Radius earning a 70% interest in the property and assuming the Company exercises its option, the property will be held by the Company as to 50%, Radius as to 20% and the Landowner as to 30%. The Landowner may elect to convert his interest to a 4% net smelter royalty (“NSR”). In the event this election is made, Radius and the Company will each hold a 50% interest in the property, subject to the 4% NSR in favour of the Landowner. One-half of the NSR may be purchased from the Landowner for the price of US$1,250,000 per one percentage royalty point. The NSR is automatically reduced to 2% upon the Landowner receiving royalties in the aggregate of US$2,500,000.

Subsequent to the year end, on February 14, 2005, the option agreement was amended to waive the requirement for the Company to have incurred exploration expenses of at least Cdn$330,000 by February 1, 2005.

As at December 31, 2004, a total of $241,078 had been incurred by the Company on the San Ramon property as follows:

Exploration costs
Drilling	$$163,159
Geological	28,696
Management fees and administration	20,787
Field supplies and materials	16,223
Travel and accommodation	5,380
Legal	4,395
Licences and taxes	2,438

$$241,078

4. SHARE CAPITAL

(a) Authorized
An unlimited number of common shares without par value.
An unlimited number of preferred shares issuable in series, rights and privileges to be determined upon issue.

(b) Issued and Outstanding

Common Shares	Number of Shares	Amount

Balance, December 31, 2002	3,627,400	$ 338,945
Cancellation of escrow shares (Note 4©)	(1,467,400)	(137,114)

Balance, December 31, 2003	2,160,000	201,831

Issued
Private placements, net of issue costs	7,160,000	640,085

Balance, December 31, 2004	9,320,000	$ 841,916

During the year ended December 31, 2004, the Company issued 7,160,000 common shares pursuant to private placements for gross proceeds of $712,000. Fees and commissions related to these offerings totaled $71,915, resulting in net proceeds to the Company of $640,085. In conjunction with these private placements, a total of 5,549,750 share purchase warrants were issued, of which 549,750 were issued to agents in conjunction with finders fees’ and 5,000,000 were issued to investors (Note 4(f)).

(c) Escrow Shares

During the year ended December 31, 2003, in accordance with the policies of the Exchange and pursuant to its transfer to NEX (Note 1), a total of 1,467,400 of the Company’s issued shares, held pursuant to escrow agreements, were cancelled. The ascribed value of the cancelled shares, in the amount of $137,114, was transferred to contributed surplus.

(d)	Stock Options

The Company has a stock option plan whereby the board of directors are authorized to grant options to a rolling ceiling of 10% of the issued and outstanding common shares of the Company.

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

As at December 31, 2004, the following incentive stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price	Expiry Date	Average Remaining Contractual Life

450,000	$ 0.25	450,000	$ 0.25	November 3, 2006	1.84 years

4. SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2004		2003		2002

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	186,672	$0.15	316,600	$0.15	506,740	$0.15
Granted	450,000	0.25	-	-	-	-
Exercised	-	-	-	-	(160,000)	0.15
Expired/forfeited	(186,672)	0.15	(129,928)	0.15	(30,140)	0.15

Outstanding, end of year	450,000	$0.25	186,672	$0.15	316,600	$0.15

(e) Stock-based compensation

During the year ended December 31, 2004, the Company elected to adopt the fair value method to value stock based compensation. Under the transitional provisions of Section 3870, the method has been applied retroactively.

The Company granted 450,000 stock options to directors, officers and consultants during the year ended December 31, 2004. Accordingly, stock based compensation of $28,464 calculated using the Black-Scholes options pricing model, was recorded as an expense in fiscal 2004.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2004:

2004

Risk-free interest rate	3.14%
Expected life of options	2 years
Stock price volatility	38.55%
Dividend rate	-

(f) Warrants

The following share purchase warrants were outstanding at December 31, 2004:

Number of Shares	Exercise Price	Expiry Date

5,000,000	$ 0.22	September 16, 2006
549,750	$ 0.145	September 16, 2006

5. INCOME TAXES

As at December 31, 2004, the Company has accumulated non-capital losses of approximately $414,000 which may be applied against future income for Canadian income tax purposes. The potential future tax benefits of the losses have not been recorded in these financial statements. The losses expire as follows:

2008	$ 36,000
2009	42,000
2010	106,000
2014	230,000
$414,000

In addition, the Company has approximately $240,000 in resource tax pools which may be applied against future taxable income in Canada.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003	2002
Future income tax assets
Non-capital losses carried forward	$146,061	$68,681	$30,984
Capital losses carried forward	4,405	4,655	-

	150,466	73,336	30,984
Valuation allowance for future income tax assets	(150,466)	(73,336)	(30,984)

Net future income tax assets	-	-	-
Future income tax liabilities	-	-	-

Future income tax assets, net	$-	$-	$-

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2004	2003	2002

	35.24%	37.24%	39.24%
Income tax benefit computed at Canadian statutory rates	$79,400	$41,502	$16,623
Temporary differences not recognized in year	(3,146)	7,084	-
Unrecognized tax losses	(76,254)	(48,586)	(16,623)

Future income tax assets, net	$-	$-	$-

6. SEGMENTED DISCLOSURE

The Company operates in one reportable operating segment, mineral exploration. Prior to the year ended December 31, 2004, the Company’s principal business was the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein. All of the Company’s assets are located in Canada with the exception of its mineral property interests, as discussed in Note 4.

7. BUSINESS INVESTIGATION EXPENSES

On December 11, 2002 the Company entered into a letter agreement, as amended January 31, 2003, to merge with or acquire all of the issued and outstanding shares of any class of Sunrise Communications Corporation (“Sunrise”) or its to be formed parent company. Sunrise is a private company incorporated under the laws of the State of Washington, U.S.A. and operates in the cable television industry. On November 19, 2003 the agreement with Sunrise was terminated. Costs incurred during 2002 and 2003 in connection with the proposed transaction, in the aggregate of $88,455, and which had previously been deferred, were written off during 2003.

8. RELATED PARTY TRANSACTIONS

During the current year, the Company paid or accrued consulting fees of $28,925 (2003 - $Nil) to a company controlled by an officer of the Company. Additionally, the Company paid audit and accounting fees of $675 (2003-$Nil) to an officer of the Company.

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The differences between Canadian and U.S. GAAP are summarized as follows:

(a) Mineral Properties

Under Canadian GAAP acquisition costs and exploration expenditures are deferred as explained in note 2.

Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under U.S. GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b) Stock-Based Compensation

Under Canadian GAAP, the Company has adopted the fair value method of accounting for stock options granted to directors and employees as described in Note 2. For U.S. GAAP purposes, the Company applied the intrinsic value method of accounting for stock options granted to directors and employees during the years ended December31, 2003 and 2002, and prospectively changed to the fair value method commencing with the year ended December 31, 2004. As no director or employee stock options were granted during 2003 or 2002, this difference has no effect on these financial statements.

(c) Impact of recent United States Accounting Pronouncements

(i) In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(ii) On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of Statement 149 did not have any effect on its consolidated financial position, results of operations or cash flows.

(iii) In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. The adoption of Statement 150 did not have any effect on its consolidated financial position, results of operations or cash flows.

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(iv) FAS 153, Exchanges of non monetary Assets. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.

(v) FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by nonpublic entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(vi) In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. This pronouncement will have no impact on the Company, as the Company accounts for all options and warrants using the Fair Value Method, under Canadian GAAP.

(d) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

Balance Sheets

Increase (decrease) in accounts to comply with U.S. GAAP:

	2004	2003

Total assets under Canadian GAAP Adjustment to reconcile to U.S. GAAP	$881,730	$197,851

Write-off of capitalized mineral property costs	(241,078)	-

Total assets under U.S. GAAP	$640,652	$197,851

Shareholders’ equity under Canadian GAAP	$629,820	$186,582
Adjustments to reconcile to U.S. GAAP
Write off of mineral property costs	(241,078)	-

Total shareholder’s equity under U.S. GAAP	$388,742	$186,582

9.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Operations and Deficit

	2004	2003	2002
Loss for the year, under Canadian GAAP	$(225,311)	$(111,446)	$(23,341)

Adjustments to reconcile to U.S. GAAP
Mineral property costs incurred in the year	(241,078)	-	-

Loss under U.S. GAAP	(466,389)	(111,446)	(23,341)

Basic and diluted loss per share under U.S. GAAP	$(0.11)	$(0.05)	$(0.01)

Weighted average number of shares outstanding	4,319,016	2,160,000	3,575,136

Statements of Cash Flows

	2004	2003	2002
Cash used for operating activities under Canadian GAAP	$(201,306)	$(104,591)	$(21,423)

Adjustments to reconcile to U.S. GAAP
Mineral property costs incurred in the year	(6,168)	-	-

Cash used for operating activities under U.S. GAAP	$(207,474)	$(104,591)	$(21,423)

Cash used for investing activities under Canadian GAAP	$(6,168)	$7,539	$(7,539)

Adjustments to reconcile to U.S. GAAP
Mineral property costs, net of recoveries, incurred in year	6,168	-	-

Cash used for investing activities under U.S. GAAP	$-	$7,539	$(7,539)